NEWS RELEASE

For Immediate Release May 30, 2007
TSX Venture Symbol: BKS

Berkley clarifies May 24, 2007 News Release

CALGARY, ALBERTA – May 30, 2007 – Berkley Resources Inc. (“Berkley” or the “Company”) would like to clarify their news release dated May 24, 2007 where the Company stated that they believed that a possible resource potential of a minimum of 60 million barrels (40 API oil) is identifiable in this middle Devonian formation. This resource should be classified as a contingent resource.  Contingent resources are those quantities of oil and gas estimated on a given date to be potentially recoverable from known accumulations but is not currently economic.

This information contains forward-looking statements (forecasts) under applicable securities laws. Forward-looking statements are necessarily based upon assumptions and judgments with respect to the future including, but not limited to, the outlook for commodity markets and capital markets, the performance of producing wells and reservoirs, and the regulatory and legal environment. Many of these factors can be difficult to predict. As a result, the forward-looking statements are subject to known or unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

Berkley Resources Inc. is a Junior Oil & Natural Gas exploration, development and production company based in Calgary, Alberta. The Company’s operations are focused in Western Canada. Berkley's shares are listed for trading on the TSX Venture Exchange under the symbol BKS
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For further information please contact:

Lindsay Gorrill, President
Berkley Resources Inc.
2424 4th Street, Suite 400

Calgary, Alberta T2S 2T4
Cell: 208-755-6989
t.403.237.6211/f.403.244.7806
lgorrill@berkleyresources.com

www.berkleyresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.